FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp. (the “Company”)
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2	Date of Material Change

The news release related to the material change was February 15, 2007.

Item 3	News Release

The new release related to the change was dated February 15, 2007, which was disseminated through the CNW Group, Canada Stockwatch and Market News Publishing Inc. and filed on SEDAR.

Item 4	Summary of Material Change

Appointment of New Directors, CEO and CFO

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced on February 15, 2007 the following corporate information and the below key appointments underline the Company’s commitment to the advancement of its gold projects including the Winnemucca gold property under Joint Venture with Meridian Gold, and other opportunities in Southwest USA.:

•	the appointment of Robert Bick, Donald Gee and Gilles Arseneau to the Company’s Board of Directors, joining its existing Board of Members, Dr. Lawrence A. Dick and Paul Cowley.

•	Robert Bick and Donald Gee join Dr. Lawrence A. Dick on the management team

•	Robert Bick, Driector and Chief Executive Officer

•	Donald Gee, B.Sc.(Geology), Director and Chief Financial Officer

•	Gilles J. Arseneau, Ph.D, P.Geo., Director

•	the Company also announced its express appreciation to the following named resigning directors:

- Dr. Warren McIntyre

- Dr. Chris Osterman

Dr. Chris Osterman will remain as VP, Exploration for the Company.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this Material Change Report.

Item 8	Executive Officer

Dr. Lawrence A. Dick
President
Evolving Gold Corp.
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Telephone: (604) 685-6375

Item 9	Date of Report

February 23, 2007.

(Signed) Robert Bick
Mr. Robert Bick
Chief Executive Officer